November 5, 2020

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Angela Lumley and Rufus Decker

Re:	WPP plc

Form 20-F for the Fiscal Year Ended December 31, 2019

Filed April 30, 2020

File No. 001-38303

Dear Ms. Lumley and Mr. Decker:

WPP plc (the “Company”) is in receipt of the letter, dated October 27, 2020, from the staff of the United States Securities and Exchange Commission with respect to the above-referenced filing by the Company. We are submitting this letter to confirm my colleague’s conversation with Angela Lumley on November 5, 2020, regarding the timing of the Company’s response to your comments. As was discussed, to ensure ample time to provide you a thorough response, the Company anticipates providing a complete response to the comment letter no later than Friday, November 27, 2020.

If you have any questions, please do not hesitate to call me at (202) 663-6187.

Sincerely,

/s/ Christopher Davies

Christopher Davies